Exhibit 21.1

Subsidiaries of the Company

Company Name	State of Incorporation/ Organization	Country of Incorporation/ Organization
ADOMANI California, Inc.	California	United States of America
School Bus Sales of California, Inc.	California	United States of America
Zero Emission Truck and Bus Sales of Arizona Inc.	Arizona	United States of America
Adomani (Nantong) Auto Technology Company	—	China